                              File Nos. 70-5543/70-6958
                                        70-7055/70-6513



                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                              Report

                  Pursuant to Rule 24 under the
            Public Utility Holding Company Act of 1935

                NEW ENGLAND ELECTRIC SYSTEM (NEES)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)

  In accordance with the Orders of the Securities and Exchange Commission dated July 19, 1978, October 22, 1985, October 3, 1991 and December 8, 1987, following is a report for the first quarter of 1997:

  For the purpose of this report and following the Commission's Order dated October 22, 1985 (Release No. 23873), references herein to "Old Program" relate to that portion of the NEEI oil and gas exploration and development program which consists of prospects entered into through December 31, 1983. Likewise, references to "New Program" relate to prospects entered into since December 31, 1983. In 1991, NEEI sold substantially all of the properties in the New Program. No new prospects have been acquired since December 31, 1986.

  a. Investment in partnerships by prospect:  See Exhibit a.

  b. Summary statement of proved and probable reserves:

      Old Program
      -----------
                                     Natural Gas
                    Oil and          -----------        Total
                   Condensate             Equivalent  Equivalent
                      Bbl.        MCF        Bbl.        Bbl.
                   ----------  ---------- ----------  ----------
Balance 1/1/97                809,090   46,636,222  7,772,703   8,581,793
Additions & Revisions
 through 3/31/97                    -            -          -           -
                            ---------  ----------- ----------  ----------
Balance                       809,090   46,636,222  7,772,703   8,581,793
Production 1st Qtr. 1997      (68,326)  (4,120,834)              (686,806)     (755,132)
                            ---------  ----------- ----------  ----------
Balance 3/31/97               740,764   42,515,388  7,085,897   7,826,661
                            ---------  ----------- ----------  ----------


     New Program
     -----------

     None.

  c. Production and revenue by prospect:  See Exhibit c.

  d. Description of Operations:

     NEEI has participated through its partnership with Samedan Oil Corporation (Samedan) in drilling operations with the results as summarized below. Also shown are activities on properties acquired from a former partner, Dorchester Exploration, Inc. (Dorchester), prior to termination of that partnership. NEEI sold its remaining interests in "Dorchester" properties as of June 1, 1988.

     Old Program
     -----------
                                                  Since
                                        Quarter   Inception
                                        -------   ---------
     No. of dry holes
         Samedan                                    0         752
         Dorchester                                 0          51
                                                   --       -----
                                                    0         803
                                                   --       -----

       No. of productive wells
         Samedan                                    4      1,238*
         Dorchester                                 0         69*
                                                   --      ------
                                                    4      1,307*
                                                   --      ------

       No. of wells drilled                         4       2,110
       (both exploration and development)          --       -----

     * Includes depleted/sold wells as follows:

         Samedan                                   26         539
         Dorchester                                 0          69
                                                   --       -----
                                                   26         608
                                                   --       -----
       New Program
       -----------
       None.

                                     INVESTMENT
                                     ----------
                                               Budget Authorized
                                 Actual                            By SEC
                   ---------------------------------     -----------------
                            Since        Since
                 Quarter      1/1/97   1/1/95     1995 - 1998
                 ---------   ---------  ----------   -----------------
      Samedan    $749,867           $749,867$19,769,722    $30,000,000 (A)

      (A) Authorized through December 31, 1998, by Order dated
          December 20, 1994 (Release No. 35-26197; 70-7055).

e.   Fuel Production, Sales and Other Income:
  Old Program:

  1. Sales to affiliates:

        There have been no direct sales of NEEI oil and gas production to affiliates.


                                    Quarter     Inception
                                     Ended        Thru
                                    3/31/97      3/31/97
                                    -------     ---------
  2. Sales to nonaffiliates
       (Exhibit c.):
     Equivalent barrels of fuel
       produced                                755,132   51,531,161
     Average price per barrel              $     19.75 $      14.11
                                           ----------- ------------
       Sales revenues                      $14,912,353 $727,230,914

   3.                                       Loss to NEP   6,590,938  354,188,997

   4.                                       Flow through of excess deferred             968,340          84,567,446
       taxes

   5.                                       Investment tax credit              -     13,817,248

   6.                                       Depletion             -    6,740,318

   7.                                       Deferred tax related to reserve                   -           9,080,000
       addition

   8.                                       Transfer of reserve (net) from                    -           6,400,000
       NEES
                                           -----------            --------------
       Total                               $22,471,631            $1,202,024,923
                                           -----------            --------------
   New Program:  None.

f. Credits applied to
     New England Power Company (NEP):

   1.                                       Disposition of proceeds:
        Amortization of cost of
         fuel reserves                     $20,435,697            $1,099,474,048
        Production costs                     1,253,834   83,691,282
        State taxes                            782,100   12,181,926
        Savings to NEP                               -    8,701,242
        Royalty to NEP                               -    1,099,807
        Other                                        -    1,265,391
                                           -----------            --------------
          Total                            $22,471,631            $1,206,413,696
                                           -----------            --------------
     Net income/(loss)/retained            $         -            $   (4,388,773)
       deficit                             -----------            --------------


f. continued



                                    Quarter     Inception
                                     Ended        Thru
                                   3/31/97       3/31/97
                                   --------     ---------
  2. Royalties prepaid to NEP:
       Beginning balance in account      $    342,312$          -
                                         ------------------------
       Royalties/savings earned                     -  (9,801,049)
       Royalties passed on to NEP                    -  10,143,361    *
                                          ------------------------
       Ending balance in account          $    342,312$    342,312
                                          ------------------------

   3.                                       Losses to be passed on to NEP:
        Beginning balance in account      $ 18,766,544$          -
                                          ------------------------
       Losses accrued                        6,590,938 354,188,996

       Losses passed on to NEP**            (9,334,557) (338,166,071)
                                          ------------------------

       Ending balance in account          $ 16,022,925$ 16,022,925
                                          ------------------------

  * Includes $8,701,242 savings passed on to NEP for sales prior to 1/1/84 pursuant to Commission Order File No. 70-5543.

  ** Consistent with pricing policy approved in Release No. 23873, current year losses cannot be recovered until the following year.

g.     Investment by NEES compared with Commission Authorization:

                                                  Release No./Date
                                      --------------------------------------
                                      25129        24847         24847
                                      -----        -----         -----
                                      8/8/90        3/29/89     3/29/89
                                      ------        -------     -------
       Maximum NEES Investment authorized:     $45,000,000(1)         $75,000,000        $400,000,000
                                            -----------  ----------- ------------
 1.   Investments by NEES-inception through
    December 31, 1996 (net)
   Subordinated notes                   5,253,380     15,743,491           1          -
     Common stock and premium             250,000           -             -
                                      ----------- -----------  ------------
   Total investment by NEES             5,503,380  15,743,491             -

 Investment by NEES-during the
   quarter (net)
   Subordinated notes                     570,956           -             -

 Total investment by NEES through
   March 31, 1997 (net)
   Subordinated notes                   5,824,336  15,743,491             -
   Common stock and premium               250,000           -             -
                                      ----------- -----------  ------------
                                      $ 6,074,336 $15,743,491   $          -
                                      ----------- -----------  ------------

 2. Increase or Reduction in Investment
  by NEES:

                            Date     Amount  Date  Amount Date  Amount
                            ----     ------  ----  ------ ----  ------

                           Issues of subordinated notes
                              to NEES during quarter    3/13/97$    570,956            $     -             $     -
                              ended March 31, 1997


                           Payments of
                             subordinated notes to NEES
                             during quarter ended
                             March 31, 1997                    $          -          $     -         $     -
                                          ------------             -------             -------
                             Net change in investment         $    570,956             $     -             $     -
                                          ------------  -------              -------


 _______________

 (1) Plus any after-tax net loss attributable to the expensing of interest on up to $37,200,000 of borrowings in connection with the Old Program.



h.                                     Financial Statements:

    Exhibit h-1 Balance Sheet of NEEI at March 31, 1997, (unaudited, subject to adjustment)

    Exhibit h-2 Statement of Income and Retained Deficit of NEEI for the quarter ended March 31, 1997 (unaudited, subject to adjustment)

    Exhibit h-3 Statement of Cash Flows of NEEI for the quarter ended March 31, 1997 (unaudited, subject to adjustment)

    Exhibit h-4 Computation of Bank Interest for the quarter ended
    March 31, 1997

i.  Fuel purchased during quarter for NEP:

                    (Summary:  See Exhibit i for detail.)

    1.  From proceeds from sale of NEEI Old Program production

    Date purchased (delivered)                 1st Quarter
    Quantity of fuel (equiv. bbl)               981,581.76
    Average net price (per equiv. bbl)       $        6.38
                                             -------------
      Cost to NEEI                           $   6,261,352

    Loss from NEEI fuel
      exploration activities                     9,334,557
                                             -------------
      Cost to NEP                               15,595,909

    Adjustments, inspection charges, etc.                -
                                             ------------- -----------
    Total                                                  $15,595,909
                                                           ===========



k.  Use of Proceeds from Sales of NEEI New Program Production:

  None.

                        Sale of NEEI Wells
                        ------------------
Old Program
-----------

   During the period from January 1, 1997 through March 31, 1997, NEEI disposed of its interest in Existing (Old) Program wells containing proved or probable reserves as follows:

                                                   Est. Net Reserves
                                        Effective   (Eq. Bbls) as
                                         Date of     of Date of
   Prospect               Location      Disposition  Disposition
   ------------      ------------------             -------------                ---------------
County Line      Canadian County, OK
  Bohlman Well #1                                        12/31/96*              0
Banner           Canadian County, OK
  Bonebrake Well #1                                      12/31/96*              0
  Donna J Well #1-19                        12/31/96*            0
  Donna J Well #1                                        12/31/96*              0
  Everet Unit                               12/31/96*            0
  Harman Well #1-4                                       12/31/96*              0
  Lorenzen well #1-18                       12/31/96*            0
  Mason Wells                               12/31/96*            0
  Meschberger Well #21-1                    12/31/96*            0
  Milam Wells #1-18,2-18,3-18,4-18          12/31/96*            0
  Reding Well #20-1                                      12/31/96*              0
  Warr Well #1                              12/31/96*            0
Criner           McClain County, OK
  Donal Well #1-19                                       12/31/96*              0
Richland         Canadian County, OK
  Maier Well #1                             12/31/96*            0
Clinton          Custer County, OK
  Haggard Well #2-11                        12/31/96*            0
Provident City   Lavaca County, TX
  Bing Well #1                              11/01/96*        1,658
  Cullen Estate Well #1                     11/01/96*          416
  Cullen Estate Well #2A                    11/01/96*           89
  Simpson Well #1                                        11/01/96*          8,523
  Mitchell E Well #5                        11/01/96*        2,251
  Mitchell E Well #1                        11/01/96*            0
South Carlsbad   Eddy County, NM
  Carlsbad State Well #1                    11/01/96*            0
East Bitter Lake Chaves County, NM
  Yates 36 State Well #1                    11/01/96*            0
Continental      Freestone County, TX
  M. Levels Well #1                                      11/01/96*              0
Beaverton        Lamar County, AL
  J.F. Holley Well #1                       11/01/96*            0
Lost Bridge      Dunn County, ND
  Lost Bridge State Well #1-16              01/01/97*          979

                                                            ------
                                                            13,916
                                                            ======
* Reported by Samedan in the first quarter of 1996.

  The order of the Securities and Exchange Commission dated October 22, 1985 (Release No. 23873) requires NEEI to include the reserves associated with the above wells as production upon which royalties would be payable to NEP, but authorizes NEEI to defer such inclusion to coincide with the estimated production cycle for each well. However, in light of the particularly small quantities of reserves represented in the table above, NEEI will include the total 13,916 barrels of remaining reserves in the calculation of the royalty for 1995. Due to operating losses, no royalty has been paid since 1985.


                       Losses Passed to NEP
                       --------------------

  Through December 31, 1985, NEEI's Old Program generated customer savings. Due to precipitous declines in oil and gas market prices, the Old Program generated operating losses for the first time during 1986. As a result of the losses during 1986, the crossover reserve, which was $24.1 MM at December 31, 1985, was exhausted. NEEI passed its 1986 losses in excess of the reserve, $277,732, on to NEP in 1987. NEEI's Old Program incurred losses in 1987 through 1995 totalling $328,553,783 which were passed on to NEP in 1988 through 1995. NEEI's Old Program loss of $18,766,544, incurred in 1996, is being passed on to NEP in 1997.

                            SIGNATURES


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this report (Commission's File Nos. 70-5543, 70-6513, 70-6958, and 70-7055) to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by each such company.


                            NEW ENGLAND ELECTRIC SYSTEM

                            s/Michael E. Jesanis


                            Michael E. Jesanis, Treasurer



                            NEW ENGLAND ENERGY INCORPORATED

                            s/John G. Cochrane


                            John G. Cochrane, Treasurer


Date:  May 15, 1997



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.